MULTI SOLUTIONS II, INC.
100 SE 2nd Street, Suite 3200
Miami, Florida 33131

August 24, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:  Mara L. Ransom, Assistant Director

Re:    Multi Solutions II, Inc.
Amendment No. 1 to Registration Statement on Form 10
File No. 000-12162

Dear Ms. Ransom:

Reference is made to that certain Amendment No. 1 to Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”), by Multi Solutions II, Inc. (the “Company”), on August 9, 2012 (the “Registration Statement”).

The Company, in connection with the Staff’s review of the above referenced filing and its responses to Staff comments, hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its respective filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to the undersigned at (305) 579-8000.

Sincerely,

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III
President of Multi Solutions II, Inc.